Notice to the Oslo Stock Exchange

ORKLA

RECEIVED
2006 OCT 17 A 8:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Trade subject to notification – Svein S. Jacobsen

Company closely associated with Svein S. Jacobsen Deputy Chairman of the Board of Orkla ASA, has on 5 October 2006 sold 3,000 shares in Orkla ASA at an average share price of NOK 310.00.

After this transaction, Svein S. Jacobsen and his close associates own 7,000 shares in Orkla ASA.

Orkla ASA, 5 October 2006

Contact:
Siv M. Skorpen, Orkla Investor Relations,
Tel: +47 2254 4455

06017386

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification REC

Orkla has today on 29 September 2006 bought 5 million shares in Renewable Energy Corporation ASA (REC) at a share price of NOK 89.00. After this transaction Orkla and subsidiaries owns 135,935,300 shares in REC, which represents 27.5 % of the shares.

The reason for this notification is that Ole Enger and Roar Engeland (both Executive Vice President in Orkla) are members of the Board in REC.

Orkla ASA, 29 September 2006

Contact:
Rune Helland, Orkla Investor Relations,
Tel: +47 2254 4411

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Orkla Media agreement approved by Mecom

Mecom's general meeting has today 29 September 2006 approved the agreement to acquire Orkla Media. The acquisition remains subject to certain competition clearances which are expected to be received shortly.

Orkla ASA, 29 September 2006

Contacts Orkla Investor Relations:
Rune Helland, Tel.: +47 2254 4411
Siv M. Skorpen, Tel: +47 2254 4455